UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EVERFLOW EASTERN PARTNERS, L.P.

(Name of Issuer)

EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)

(Name of Person Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President	Michael D. Phillips, Esq.
Everflow Eastern Partners, L.P.	Calfee, Halter & Griswold LLP
585 West Main Street	1400 McDonald Investment Center
Canfield, Ohio 44406	800 Superior Avenue
330-533-2692	Cleveland, Ohio 44114
(Name, Address and Telephone Number of Person Authorized to Receive	216-622-8200
Notices and Communications on Behalf of Person Filing Statement)

April 29, 2005
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: 569,087 Units of	Amount of Filing Fee
Limited Partnership Interest at $14.46 per Unit	$968.55*

*	Calculated at $117.70 per million of Transaction Value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable

Form of Registration No.:	Not Applicable

Filing Party:	Not Applicable

Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☑   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

☑

     On April 29, 2005, Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”) offered to purchase up to 569,087 of its units of limited partnership interests (the “Units”) at a price of $14.46 per Unit in cash (the “Purchase Price”), upon certain terms and conditions (the “Offer to Purchase”). Effective June 30, 2005, the Company accepted an aggregate of 16,196 Units at a price of $14.46 per Unit, net to Sellers in cash, for an aggregate amount of $234,194. Immediately after the acceptance of the tendered Units by the Company, there were 5,674,678 Units outstanding.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2005	EVERFLOW EASTERN PARTNERS, L.P.
	By:	EVERFLOW MANAGEMENT LIMITED, LLC
General Partner

	By:	EVERFLOW MANAGEMENT CORPORATION
Managing Member

	By:	/s/ William A. Siskovic
William A. Siskovic
Vice President and Treasurer